Troutman Pepper Hamilton Sanders LLP 620 Eighth Avenue, 37th Floor New York, NY 10018 troutman.com

September 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Rolf Sundwall

Sasha Parikh

Abby Adams

Suzanne Hayes

Re:	Inhibikase Therapeutics, Inc.

Registration Statement on Form S-1
File No. 333-240036

Ladies and Gentlemen:

On behalf of our client, Inhibikase Therapeutics, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 5, 2018, relating to the the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 31, 2018 and amended on October 16, 2018, which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on July 23, 2020 and amended on September 15, 2020 (the “Registration Statement”).

In this response letter, we have recited the comment 9 from the Staff in italicized, bold type and have followed such comment with the Company’s response.

Stock-Based Compensation, page 84

9.        Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determination of the fair value of its common stock underlying its equity issuances and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its proposed initial public offering (“IPO”).

Preliminary IPO Price Range

The Preliminary Price Range (as defined below) has been estimated based on a number of factors, including the progress of the Company’s studies and trials, other developments in the Company’s business, current market conditions and market data from representative of the underwriters that has been presented to and reviewed by the Company’s board of directors (the “Board”) and management during August and September 2020. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the representative of the underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company taking into account the number of programs of those companies as compared to the Company, and recent market conditions. The Company advises the Staff that the preliminary estimated price range of $10.00 to $12.00 per share (the “Preliminary Price Range”) for its IPO is based on these considerations. However, the Company believes that the Preliminary Price Range will not be subject to significant change. On August 24, 2020, the Company effected a 1-for-1.14396 reverse stock split of the issued and outstanding shares of its common stock and presents post-reverse stock split share numbers and per-share price information in the Registration Statement. This response letter presents all share numbers and per-share price information on the post-reverse stock split basis.

September 22, 2020 Page 2

Summary of Equity Awards Since January 1, 2019

Grant Date	Type of Award	Number of Shares Underlying Awards	Per Share Exercise Price	Per Share Fair Value of Common Stock on Grant Date
January 1, 2019	Warrant	20,533	$4.79	$5.57
March 1, 2019	Option	43,708	$5.57	$5.57
March 1, 2019	Option	87,416	$5.57	$5.57
April 1, 2019	Warrant	31,470	$5.57	$5.57
July 1, 2019	Option	43,708	$5.57	$5.57
July 1, 2019	Option	87,416	$5.57	$5.57
September 1, 2019	Option	43,708	$5.57	$5.57
September 1, 2019	Option	87,416	$5.57	$5.57
September 1, 2019	Option	43,708	$5.57	$5.57
September 1, 2019	Option	87,416	$5.57	$5.57
November 1, 2019	Option	21,854	$5.57	$5.57
March 31, 2020	Warrant	26,225	$5.67	$5.67
August 25, 2020	Warrant	21,854	$5.90	$5.90
August 25, 2020	Warrant	150,000	$5.90	$5.90

Summary of Share Issuances and Sales Since January 1, 2019

Sale Date	Type	Number of Shares	Per Share Consideration Paid	Per Share Fair Value on Sale Date
January 20, 2020	Common Stock	874	$5.57	$5.57
June 30, 2020	Common Stock	11,594	$5.50	$5.50
August 25, 2020	Common Stock	13,301	$5.90[1]	$5.90

Historical Determination of the Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board as of the date of each warrant or option grant, sale or note conversion, based in part on the Company’s most recent third-party valuations performed by an independent valuation firm of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of each warrant or option grant, sale or note conversion. The standard of value used in these third-party determinations of fair market value of the Company’s common stock was based upon appraisal standards, valuation methodologies and approaches in conformity with Internal Revenue Service guidelines to consider “all relevant facts and circumstances” and appraisal guidelines endorsed by the American Institute of Certified Public Accountants as outlined in its Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The valuations were prepared using risk-adjusted net present value (“rNPV”), methods for the various models where the resulting combined weighted equity values are allocated using an option-pricing method.

1 Applicable only to the net-share settlement portion of warrant exercise.

September 22, 2020 Page 3

The Company’s most recent third-party valuations which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two future-event scenarios in determining the enterprise value that was to be allocated: an IPO scenario and a non-IPO liquidity event (i.e., an M&A scenario). The Board then applied a discount for lack of marketability (“DLOM”) to the resulting common share price in consultation with the independent valuation firm.  Key assumptions used by the independent valuation firm in its most recent valuations were applied, and the resulting indicated fair value of common stock, were as follows:

	IPO Scenario		Baseline Scenario
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Share of Common Stock
July 24, 2020	27%	22.2%	73%	22.2%	$5.90

December 9, 2019	25%	27.0%	75%	27.0%	$5.67

December 7, 2018	25%	25.0%	75%	27.0%	$5.57

As evident from the table above, the probability of success of an IPO changed very little between the valuation model developed in the fourth quarter of 2018 and the model developed in the third quarter of 2020. The principal reason for this is that the Company had confidentially submitted to the Commission an amended draft registration statement on October 16, 2018, but the Company’s “testing the waters” discussions with investors during October 2018 were unsuccessful, making the likelihood of success in an IPO relatively low. Nearly two years later, the Company still sees the barrier to a successful offering as relatively high given the Company’s inability to raise private cross-over financing of its common stock in the intervening period, supporting the model’s assumptions on the likelihood of IPO success.

July 24, 2020 Valuation

The July 24, 2020 valuation in its determination of the fair value of the Company’s common stock of $5.90 per share for the period from July 2020 through August 2020, during which period the Company granted seven-year warrants for an aggregate of 171,854 shares with an exercise price of $5.90 per share and issued 13,301 shares in connection with a cashless exercise of 21,854 warrant shares with an exercise price of $2.31 per share. The Board determined that no significant internal or external value-generating events had taken place between the July 24, 2020 valuation report and the August 25, 2020 grant date.

September 22, 2020 Page 4

December 9, 2019 Valuation

The Board issued 874 shares at $5.57 per share in January 2020 because the results of the December 9, 2019 valuation were not finalized until March 2020. The Board relied on the results of the December 9, 2019 valuation in its determination of the fair value of the Company’s common stock of $5.67 per share for the period from March 2020 through July 2020. During such period, the Company granted a seven-year warrant for 26,225 shares with an exercise price of $5.67 per share. The Company also issued 11,594 shares of common stock in connection with a partial conversion of a promissory note at a conversion price of $5.50 per share based on prior agreement. The Board determined that no significant internal or external value-generating events had taken place between March 2020 finalization of the December 9, 2019 valuation report and the March 31, 2020 and June 30, 2020 grant dates.

December 7, 2018 Valuation

The Board relied on the results of the December 7, 2018 valuation in its determination of the fair value of common stock of $5.57 per share for the period from December 2018 through November 2019. During such period, the Company granted seven-year warrants for an aggregate of 31,470 shares with an exercise price of $5.57 per share, options for 546,350 shares with an exercise price of $5.57 per share and a seven-year warrant for 20,533 shares with an exercise price of $4.79 per share. The Board determined that no significant internal or external value-generating events had taken place between the December 7, 2018 valuation report and the January 1, 2019, March 1, 2019, April 1, 2019, July 1, 2019, September 1, 2019 and November 1, 2019 grant dates.

Principal reasons for the differences between the $5.90 July 24, 2020 valuation of the Company’s common stock and the estimated offering price range $10.00 to $12.00

On August 19, 2020, the Company and its underwriters commenced discussions of the Preliminary Price Range, which resulted in a Preliminary Price Range of $10.00 to $12.00 per share for this offering. As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value, but was determined primarily by discussions between the Company and the representative of the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for clinical-stage biotechnology companies;
•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;
•	an assumption that there would be a receptive public trading market for pre-commercial,clinical- stage biotechnology companies such as the Company; and
•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The midpoint of the Preliminary Price Range is $11.00 per share. In comparison, the Company’s estimate of the fair value of its common stock was $5.90 per share as of July 24, 2020. The fair market value of the Company’s common stock was determined utilizing the rNPV option-pricing model as performed by an independent third-party valuation firm as described above. We note that, as is typical in initial public offerings, the Preliminary Price Range for this offering was not derived using a formal determination of fair value, but factors including the Company’s prospects, and the history of and prospects for the Company’s industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. The Company believes that the difference between the fair value of its common stock as of July 24, 2020 and the midpoint of the Preliminary Price Range for this offering is primarily the result of several factors, including the following:

•	The uncertainty as to whether the offering would actually conclude, particularly in light of the Company’s unsuccessful offering in 2018;
•	The uncertainty as to the offering price range and estimated size;
•	The commencement, utilizing proceeds from the offering, shortly following the successful completion of the offering of clinical dosing in neurodegenerative disease which could significantly improve the Company’s prospects for success;

September 22, 2020 Page 5

•	The completion of this offering would provide the Company with access to the public company debt and equity markets. This liquidity of publicly tradeable securities will enable the Company to raise additional capital or make strategic acquisitions as the Board may deem appropriate, ultimately providing enhanced operational flexibility. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the Preliminary Price Range;
•	The Company’s expectations that the proceeds from the offering will enable it to initiate a Phase 1 clinical trial for its lead product candidate in the near term;

•	The lack of marketability of the Company’s securities as a private company; and
•	The market performance of similar companies in the pharmaceutical industry.

Unlike the valuations performed in connection with the Company’s stock option grants, equity sales and note conversions as a private company, the Preliminary Price Range excludes any discount for the lack of marketability (i.e., DLOM) of the Company’s common stock and takes into account that the proposed IPO would provide significant cash proceeds to the Company. The valuation reports prepared by the Company’s third-party valuation firm utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the Practice Aid.

Further, the proposed IPO would help advance the Company’s development programs and substantially strengthen its balance sheet, providing protection during a potentially very volatile time with the COVID-19 pandemic and the upcoming U.S. presidential and congressional elections. In particular, completion of the proposed IPO would enable the Company to shortly thereafter commence clinical trials. Further, since September 15, 2020, the Company has taken significant steps toward the completion of its IPO.  The positive response and unsolicited inquiries from institutional investors that arose from the public filing of the amended Registration Statement improves the prospects of a successful IPO as of the filing date.  These unsolicited inquiries since September 15, 2020 supported the Company’s decision to increase the proposed offering size from $15 to $25 million.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards, equity sales and note conversions are reasonable and appropriate for the reasons described herein and in the Registration Statement.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions with respect to this submission to me at (212) 808-2711 or merrill.kraines@troutman.com.

Sincerely,

/s/ Merrill M. Kraines

Merrill M. Kraines

Partner

cc:	Milton H. Werner, Ph.D., Inhibikase Therapeutics, Inc.

Todd Kornfeld, Esq., Troutman Pepper Hamilton Sanders LLP

Leslie Marlow, Esq., Gracin & Marlow LLP